30 3/16/04

04004931

SECURITI ... SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AB WATLEY DIRECT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 26TH FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALIN 212-422-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT MALIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AB WATLEY DIRECT, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY L. CORTEZ
NOTARY PUBLIC, STATE OF NEW YORK
No. 01CO6090757
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES APRIL 21, 2007

'07

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

A.B. WATLEY DIRECT, INC.
(Formerly Integrated Clearing Solutions Inc.)

Year Ended December 31, 2003 with Report of Independent Auditors

A.B. Watley Direct, Inc.
(Formerly Integrated Clearing Solutions Inc.)

Statement of Financial Condition

December 31, 2003

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
A.B. Watley Direct, Inc. (Formerly Integrated Clearing Solutions Inc.)

We have audited the accompanying statement of financial condition of A.B. Watley Direct, Inc. (formerly Integrated Clearing Solutions Inc.) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly in all material respects, the financial position of A.B. Watley Direct, Inc. (formerly Integrated Clearing Solutions Inc.) at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not yet developed its operations to support its cash flow requirements and may require additional sources of funding to maintain sufficient regulatory net capital. The Company's parent Company, A.B. Watley Group Inc., may be unable to supply the required capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Marcum & Kliegman LLP

New York, New York
February 4, 2004

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman Riverhead
www.mkllp.com

A.B. Watley Direct Inc.
(Formerly Integrated Clearing Solutions Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Receivable from clearing broker	$ 21,742
Receivable from parent	16,239
Receivable from affiliate	99,445
Total Assets	$ 137,426

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued liabilities	$ 15,101
Commitments and Contingencies	
Stockholder's Equity:	
Common stock, $0.50 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	500
Additional paid-in capital	95,468
Retained earnings	26,357
Total Stockholder's Equity	122,325
Total Liabilities and Stockholder's Equity	$ 137,426

The accompanying notes are an integral part of this financial statement.

A.B. Watley Direct, Inc.
(Formerly Integrated Clearing Solutions Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1. Organization and Business

A.B. Watley Direct, Inc. (formerly Integrated Clearing Solutions Inc.) (the "Company") is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("the NASD"). Effective May 30, 2003, the board of directors adopted a resolution to merge Integrated Clearing Solutions, Inc. and A. B. Watley Direct, Inc. into a single corporation, of which A. B. Watley Direct, Inc. was the surviving corporation. This transaction was treated as a recapitalization of the Company effective as of January 1, 2003, accounted for on a historical basis. The Company is an introducing broker and clears all transactions through its clearing broker on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities and Exchange Act of 1934.

The Company is a wholly-owned subsidiary of A.B. Watley Group Inc. ("ABWG"), or the "Parent" a U.S. public corporation. The Company conducts business in mutual fund sales to institutional customers, primarily in the northeastern part of the United States of America.

2. Basis of Presentation

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet developed its operations to support its cash flow requirements and may require additional sources of funding to maintain sufficient regulatory net capital. The Company's parent Company, A.B. Watley Group Inc., may be unable to supply the required capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Basis of Presentation, continued

To respond to its liquidity and capital resource needs, management of the Company is focusing its efforts on expanding its customer base. As a further fundraising alternative, the management of the Company may seek to raise additional capital to fund operations through private placements of equity or debt instruments. There can be no assurance that any of these alternatives will be successful and the Company's continuation as a going concern may be dependent on the outcome of this uncertainty.

3. Summary of Significant Accounting Policies

Revenue Recognition: Customers securities transactions along with related commission income and expenses are recorded on a trade-date basis.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Substantially all of the Company's financial instruments are carried at fair value or at amounts approximating fair value.

Income Taxes: The Company is part of a group that files consolidated federal, state and local income tax returns with its parent, ABWG. As of September 30, 2003, ABWG had significant federal, state and local net operating loss carry forwards, therefore, no income tax liability has been recorded in the accompanying financial statement.

4. Related Party Transactions

Parent and Affiliate

During 2003, the Company paid $147,058 of various expenses on behalf of A.B. Watley Inc., a subsidiary of ABWG. The amount due from A.B. Watley Inc. of $99,445 at December 31, 2003 is reflected as a receivable from affiliate on the accompanying Statement of Financial Condition. The balance is non-interest bearing and has no specific repayment terms.

The amount due from ABWG of $16,239 at December 31, 2003 is non-interest bearing and has no specific repayment terms.

Clearing Broker

The Company currently uses one clearing broker (the "Broker") to clear the Company's securities transactions. The Broker has been determined to be a related party, as the Broker is an indirect shareholder of the Company's Parent.

5. Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk

Pursuant to a clearance agreement, the clearing and depository operations for the Company and its customers' securities transactions are provided by a clearing broker dealer on a fully disclosed basis. The Company has agreed to indemnify its clearing brokers for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company, through its clearing broker, seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. All customer transactions pending as of December 31, 2003 settled without material adverse effect to the Company.

5. Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk, continued

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers are unable to fulfill their contractual obligations.

The Company is exposed to off balance sheet risk of loss on unsettled transactions in the event customers and other counter parties are unable to fulfill their contractual obligations. It is the Company's policy to review as necessary, the credit standing of each counter party with which it conducts business.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. In accordance with this Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the ratio of aggregate indebtedness, to net capital may not exceed 15 to 1. At December 31, 2003, the Company had net capital of $6,641, which was $1,641 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.27 to 1 at December 31, 2003.